November 8, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re: Arena Group Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed April 1, 2022

File No. 001-12471

Ladies and Gentlemen:

Following the November 7, 2022 telephonic conversation with the staff (the “Staff”) in the Division of Corporation Finance regarding our response to Comment No.2 set forth in the Staff’s September 30, 2022 comment letter, The Arena Group Holdings, Inc. (“Arena,” the “Company,” “we,” “us” or “our”) hereby supplements its response to Comment No.2 by submitting disclosure it proposes to include in its next quarterly report for the period ended September 30, 2022, to enhance disclosure of the various adjustments and add-backs discussed in Note 8 to the Non-GAAP reconciliation disclosure. The Company plans to include similar disclosure in its earnings release in connection with the Q3 2022 quarterly results.

Proposed Disclosure

Use of Non-GAAP Financial Measures

We report our financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”); however, management believes that certain non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance across periods. We believe Adjusted EBITDA provides visibility to the underlying continuing operating performance by excluding the impact of certain items that are noncash in nature or not related to our core business operations. We calculate Adjusted EBITDA as net loss, adjusted for (i) interest expense, (ii) income taxes, (iii) depreciation and amortization, (iv) stock-based compensation, (v) change in derivative valuations, (vi) liquidated damages, (vii) gain upon extinguishment of debt, (viii) loss on lease termination, (ix) loss on impairment of assets, (x) professional and vendor fees, and (xi) employee restructuring payments.

Our non-GAAP Adjusted EBITDA may not be comparable to a similarly titled measure used by other companies, has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our operating results as reported under GAAP. Additionally, we do not consider our non-GAAP Adjusted EBITDA as superior to, or a substitute for, the equivalent measures calculated and presented in accordance with GAAP. Some of the limitations is that Adjusted EBITDA:

●	does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;
●	does not reflect deferred income taxes, which is a noncash expense;
●	does not reflect depreciation and amortization expense and, although this is a noncash expense, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;
●	does not reflect stock-based compensation and, therefore, does not include all of our compensation costs;
●	does not reflect the change in derivative valuations and, although this is a noncash expense, the change in the valuations each reporting period are not impacted by our actual business operations but is instead strongly tied to the change in the market value of our common stock;
●	does not reflect liquidated damages and, therefore, does not include future cash requirements if we repay the liquidated damages in cash instead of shares of our common stock (which the investor would need to agree to);

●	does not reflect any gains upon debt extinguishment, which we do not consider in our evaluation of our business operations;
●	does not reflect any losses on termination of our leases, which is a noncash operating expense;
●	does not reflect any losses from the impairment of assets, which is a noncash operating expense;
●	does not reflect the professional and vendor fees incurred by us for services provided by consultants, accountants, lawyers, and other vendors, which services were related to certain types of events that are not reflective of our business operations; and
●	does not reflect payments related to employee restructuring changes for the former Chief Financial Officer of Athlon and our former Chief Executive Officer.

The following table presents a reconciliation of Adjusted EBITDA to net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net loss	$(16,331)	$(24,707)	$(56,987)	$(70,827)
Add:
Interest expense (1)	3,184	2,512	8,510	7,695
Deferred income taxes	332	(230)	(1,450)	(230)
Depreciation and amortization (2)	6,916	6,297	20,248	18,548
Stock-based compensation (3)	8,311	8,475	24,777	21,689
Change in derivative valuations	-	(802)	-	(497)
Liquidated damages (4)	339	834	639	2,198
Gain upon debt extinguishment (5)	-	-	-	(5,717)
Loss on lease termination (6)	-	7,345	-	7,345
Loss on impairment of assets (7)	225	904	482	904
Professional and vendor fees (8)	-	2,124	-	5,152
Employee restructuring payments (9)	-	513	679	580
Adjusted EBITDA	$2,976	$3,265	$(3,102)	$(13,160)

(1)	Represents interest expense (net of interest income) of $3,184 and $2,512, for the three months ended September 30, 2022 and 2021, respectively, and interest expense (net of interest income) of $8,510 and $7,695, for the nine months ended September 30, 2022 and 2021, respectively. Interest expense is related to our capital structure. Interest expense varies over time due to a variety of financing transactions. Interest expense includes $281 and $533 for amortization of debt discounts for the three months ended September 30, 2022 and 2021, respectively, and $1,215 and $1,534 for amortization of debt discounts for the nine months ended September 30, 2022 and 2021, as presented in our condensed consolidated statements of cash flows, which are a noncash item. Investors should note that interest expense will recur in future periods.
(2)	Represents depreciation and amortization related to our developed technology and Platform included within cost of revenues of $2,413 and $2,242, for the three months ended September 30, 2022 and 2021, respectively, and depreciation and amortization included within operating expenses of $4,503 and $4,055 for the three months ended September 30, 2022 and 2021, respectively. Represents depreciation and amortization related to our developed technology and Platform included within cost of revenues of $7,099 and $6,566, for the nine months ended September 30, 2022 and 2021, respectively, and depreciation and amortization included within operating expenses of $13,149 and $11,982 for the nine months ended September 30, 2022 and 2021, respectively. We believe (i) the amount of depreciation and amortization expense in any specific period may not directly correlate to the underlying performance of our business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired tangible and intangible assets. Investors should note that the use of tangible and intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expense will recur in future periods.

(3)	Represents noncash costs arising from the grant of stock-based awards to employees, consultants and directors. We believe that excluding the effect of stock-based compensation from Adjusted EBITDA assists management and investors in making period-to-period comparisons in our operating performance because (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations, and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Additionally, we believe that excluding stock-based compensation from Adjusted EBITDA assists management and investors in making meaningful comparisons between our operating performance and the operating performance of other companies that may use different forms of employee compensation or different valuation methodologies for their stock-based compensation. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods. Investors should also note that such expenses will recur in the future.
(4)	Represents damages (or interest expense related to accrued liquidated damages) we owe to certain of our investors in private placements offerings conducted in fiscal years 2018 through 2020, pursuant to which we agreed to certain covenants in the respective securities purchase agreements and registration rights agreements, including the filing of resale registration statements and becoming current in our reporting obligations, which we were not able to timely meet.
(5)	Represents a gain upon extinguishment of the Paycheck Protection Program Loan.
(6)	Represents our loss related to the surrender and termination of our lease of office space located in New York based on our decision to no longer lease office space.
(7)	Represents our impairment of certain assets that no longer are useful.
(8)

Represents one-time, non-recurring third party professional and vendor fees recorded in connection with services provided by consultants, accountants, lawyers, and other vendors (these fees are collectively referred to as “Professional Fees”) related to (i) the preparation of periodic reports in order for us to become current on our Exchange Act reporting obligations, (ii) up-list to a national exchange, (iii) contemplated and completed acquisitions, (iv) public and private offerings of our securities and other financings, and (v) stockholder disputes and the implementation of our Rights Agreement.

The table below summarizes the costs defined above that we incurred during fiscal 2021:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Category	2022	2021	2022	2021
(i) Catch-up periodic reports	$-	$1,654	$-	$3,795
(ii) Up-list	-	61	-	93
(iii) M&A	-	89	-	338
(iv) Public & private offerings and other financings	-	120	-	388
(v) Stockholder disputes/Rights Agreement	-	200	-	538
Totals	$-	$2,124	$-	$5,152

We incurred the majority of the Professional Fees during the three and nine months ended September 30, 2021 for preparation of our Exchange Act periodic reports, and because these costs were incurred for multiple reporting periods over several years simultaneously, the invoices received from our vendors itemized the services that each vendor provided for each respective reporting obligation (i.e., a quarterly or annual audit by year). As such, we were able to reasonably estimate the cost of a normal year’s compliance with Exchange Act reporting requirements related to periodic reports. Therefore, we did not adjust for (or add back) such normal year’s fees in calculating Adjusted EBITDA. Management believes that these Professional Fees represent non-recurring, infrequent and unusual expenses and does not expect to incur such expenses in the future.

(9)	Represents severance payments to the former Chief Financial Officer of Athlon and our former Chief Executive Officer for the three and nine months ended September 30, 2022 and 2021.

Please direct your questions or comments to Doug Smith, the Chief Financial Officer of the Company, at 203-253-9677. Thank you for your assistance.

Very truly yours,

THE ARENA GROUP HOLDINGS, INC.

/s/ Julie Fenster
Julie Fenster
General Counsel

Cc: Jeffrey Berg